UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

           GRUPO AEROPORTUARIO DEL PACIFICO INFORMS REGARDING ANNOUNCEMENT THAT AMR CORPORATION, PARENT OF AMERICAN AIRLINES AND AMERICAN EAGLE, FILED VOLUNTARY PETITIONS FOR CHAPTER 11 REORGANIZATION IN THE UNITED STATES BANKRUPTCY COURTS

Guadalajara, Jalisco, Mexico, November 30, 2011 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) informs that AMR Corporation (“AMR”), parent of American Airlines Inc. (“American”) and AMR Eagle Holding Company (“American Eagle”), has publicly announced, that with the goal of achieving a cost and debt structure that is industry competitive, to assure its long-term viability and ability to continue delivering a world-class travel experience for its customers, AMR and certain of its U.S.-based subsidiaries (including American and American Eagle) filed voluntary petitions for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of New York.

AMR Corporation’s Board of Directors assured that Chapter 11 bankruptcy protection is in the best interest of the company and its shareholders. Similar to what competitors have done in recent years, the Chapter 11 process permits American and American Eagle to continue operating flights normally during the reorganization.  In addition, both companies will continue to operate normally as a result of the availability of approximately US$4.1 billion in cash.

To date, AMR Corporation, through its two subsidiaries American and American Eagle, operates at 6 of the 12 airports managed by GAP, (Aguascalientes, Guanajuato, Guadalajara, Morelia, Puerto Vallarta and Los Cabos); From January to October 2011, AMR Corporation, through its subsidiaries, transported 695,893 total passengers at GAP’s airports, which corresponds to 4.2% of GAP’s network.

In conclusion, we do not expect that GAP's operations will be materially affected by this event.

* * *

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01152 (333) 8801100	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter for IR updates:    http://twitter.com/aeropuertosGAP

AMR Corporation Total Passenger Analysis January - October 2011						
Airport	American		American Eagle		AMR	
	Total Pax	Airport Market Share %	Total Pax	Airport Market Share %	Total Pax	Airport Market Share %
Aguascalientes	0	0.00%	34,914	22.37%	34,914	5.02%
Guanajuato	0	0.00%	69,222	44.34%	69,222	9.95%
Guadalajara	78,643	14.57%	44,444	28.47%	123,087	17.69%
Morelia	0	0.00%	7,529	4.82%	7,529	1.08%
Puerto Vallarta	144,016	26.68%	0	0.00%	144,016	20.70%
Los Cabos	317,125	58.75%	0	0.00%	317,125	45.57%
Total	**539,784**	**100.00%**	**156,109**	100.00%	**695,893**	**100.00%**

AMR Corporation Total Passenger Analysis January - October 2011						
Airport	American		American Eagle		AMR	
	Total Pax	Airport Market Share %	Total Pax	Airport Market Share %	Total Pax	Airport Market Share %
Aguascalientes	0	0.0%	34,914	12.91%	34,914	12.91%
Guanajuato	0	0.0%	69,222	9.83%	69,222	9.83%
Guadalajara	78,643	1.33%	44,444	0.75%	123,087	2.07%
Morelia	0	0.0%	7,529	2.46%	7,529	2.46%
Puerto Vallarta	144,016	7.01%	0	0.00%	144,016	7.01%
Los Cabos	317,125	13.66%	0	0.00%	317,125	13.66%
Total	**539,784**	**3.25%**	**156,109**	**0.94%**	**695,893**	**4.19%**

In the January – October 2011 period, AMR operated 6 exclusive routes with destination to Dallas (the only operator of the route), transporting a total of 505,029 passengers, and a dominated route (routes with market share greater than 50%) transporting 46,904 passengers.  The remainder of the passengers transported, which totaled 139,960, traveled via 2 competitive routes (routes where AMR’s market share is less than 50%).

To date, American and American Eagle reported accounts payable, that are currently in  process of payment, in favor of the Company’s airports of:

In addition, and per the Airport Usage Fee Collection Agreement signed by both airlines and the airport concessions operated by GAP, the airports count on a deposit as a guarantee of payment of Airport Usage Fees for an amount sufficient to cover the totality of the accounts payable mentioned in the previous chart.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: November 30, 2011